Acco Group Holdings Ltd.

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

January 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jenny O’Shanick
Evan Ewing
Keira Nakada
Doug Jones

Re:	Acco Group Holdings Ltd.
Draft Registration Statement on Form F-1
Submitted December 5, 2024
CIK No. 0002038378

Ladies and Gentlemen:

We are in receipt of the comment letter dated December 31, 2024, regarding Acco Group Holdings Ltd. (the “Company,” “Acco,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Form F-1”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1

Cover Page

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in the PRC, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE: In response to the Staff’s comment, we have revised the definitions on the cover page and page 2 to ensure distinct references for the holding company and subsidiaries. On the cover page, we define “Acco,” we,” “us,” “our,” and “the Company” only to refer to Acco Group Holdings Limited, the holding company. On page 1, we define “we,” “us,” “our,” “the Company” and “Acco” to only refer to Acco Group Holdings Limited, and the definition does not include its subsidiaries. Throughout the document, we refer to the subsidiaries by their legal names, or “Operating Subsidiaries” when we refer to our operating entities that are conducting the business operation and have clearly identified that Acco Group Holdings Limited is the entity that investors are purchasing an interest.

2.

Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the Cover Page, Page 5, 6 and 54 to describe how cash is transferred through the organization and confirm that Operating Subsidiaries are permitted to issue cash dividends to Starry Prospect, and Starry Prospect is permitted to provide funding to Acco. We also disclose that we intend to keep any future earnings to finance business operations and does not anticipate that any cash dividends will be paid in the foreseeable future. We also revised Page 6 and 54 to disclose that for the years ended June 30, 2023, 2024 and up to the date of this letter, our Operating Subsidiaries declared dividend of approximately US$641,026, US$1,959,678 and nil to their then shareholders, respectively and clarified that Acco has not declared any dividends since its incorporation.

3.	We note your disclosure that Star Blessings Limited will control “more than a majority” of the voting power of your outstanding ordinary shares. If true, please revise the cover page to disclose that the company will be a controlled company post-offering, identify the controlling stockholder(s) and clearly disclose such stockholders’ total voting power post-offering.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the Cover Page, page 15, page 41 and 42 to clarify that our Controlling Shareholder, Star Blessings, will own more than a majority of the voting power of Acco and disclosed the total voting power post-offering. We also revised the Cover Page to disclose that Acco will be a “controlled company” subsequent to the Offering.

Prospectus Summary, page 1

4.	Please revise the summary to present an objective description of the challenges and/or weaknesses of your business and operations. As an example only, you highlight your competitive advantages and growth strategy without equally prominent disclosure regarding your challenges and/or weaknesses.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised Page 3 to disclose the threats and challenges we face, including intense competition, heightened regulatory compliance and accelerated digital transformation.

Prospectus Summary

Transfers of Cash to and from Our Subsidiaries, page 5

5.	In this section and elsewhere you state you and your Operating Subsidiaries have not distributed any earnings, nor do any plan to distribute earnings in the foreseeable future. However, the statements of changes in stockholders’ equity and cash flows report dividends paid. Please reconcile or clarify.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the Cover Page, Page 5, 6 and 54 to disclose that for the years ended June 30, 2023, 2024 and up to the date of this letter, our Operating Subsidiaries declared dividend of approximately US$641,026, US$1,959,678 and nil to their then shareholders, respectively and clarified that Acco has not declared any dividends since its incorporation.

Risk Factors Summary

Risks Relating to Jurisdictions Where We Operate, page 7

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in the PRC poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in the PRC, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in the PRC can change quickly with little advance notice; and the risk that the PRC government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in PRC-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised Page 7 and 8 to disclose that the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our Ordinary Shares. We have also disclosed in Page 7 that the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain; and if the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Risk Factors

Risks Relating to Our Business and Operations, page 19

7.	We note your disclosures on pages 71 and 72 that you currently use generative artificial intelligence in your business and one of your growth strategies is to “deploy AI-powered tools to automate the compilation of data, generation of financial statements and preparation of corporate and registration documentations.” Please clarify whether you currently and/or in the future intend to utilize third-party artificial intelligence products or internally developed artificial intelligence processes and state whether you intend to utilize open-source technology or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please add relevant risk disclosure to address any related risks.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure in page 74 to clarify we intend to utilize AI products developed by third parties for our future growth. We have also included a risk factor in page 23 regarding the risk of leveraging AI products developed and licensed by third parties, such as the performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software could cause delays, errors, or failures of our services, increases in our expenses and reductions in our sales, which could materially and adversely affect our business, operating results and financial conditions.

Use of Proceeds, page 51

8.	We note your disclosure that you plan to use the proceeds of the offering to pursue “selective strategic investments, relationships, and acquisition opportunities” and to incorporate “generative AI features into our business modules through procurement from or cooperation with third-party information technologies vendors.” If the proceeds (i) are being used directly or indirectly to acquire assets, other than in the ordinary course of business, please briefly describe the assets and their costs or (ii) may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure in page 53 to disclose that as of the date of the prospectus, we have not entered into any binding agreement for any investment or acquisition nor identified any definite investment or acquisition target.

Dilution, page 56

9.	Please tell us whether pro forma net tangible book value is presented on the same basis as pro forma as adjusted basis for capitalization on page 55. If so, revise to use the term “pro forma” and “pro forma as adjusted” consistently between the two disclosures.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure in page 57 to replace “pro forma as adjusted” with “pro forma”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 59

10.	Please separately quantify the impact of the increases in the number of clients and the service fees on your corporate secretarial services revenue during the year ended June 30, 2024. Refer to Item 5.A.1 of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure in page 61 to disclose the quantitative impact of the increases in the number of clients and the services fees on our corporate secretarial services revenue during the year ended June 30, 2024.

Gross Profit, page 60

11.

While you primarily attribute the 16.2% increase in cost of revenue to the increase in the business registration fee paid to the Hong Kong SAR Government, you do not mention this cost increase as an offsetting factor for the overall increase in gross profit and gross profit margin. Please advise or revise.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure in page 62 to disclose how the cost increase due to the increase in the business registration fee paid to the Hong Kong SAR Government impacted the overall gross profit and gross profit margin.

Related Party Transactions, page 91

12.	We note the amount due from Mr. Yuen Yuk, HAU in this section. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the advances disclosed in this section. Further, please revise your definition of related party transactions to comply with Item 7.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure in page 94 that the amount due from Accolade IP Limited, amount due from Mr. Cheung Po, Lui and amount due from Mr. Yuen Yuk, Hau have been fully repaid as of the date of this letter. We respectfully advise the Staff that the Company will adopt a code of business conduct and ethics and file as an exhibit to the Form F-1. The code of business conduct and ethics prohibits loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer of the Company or their family members. We have also revised the disclosure in page 93 the definition of related party transactions to comply with Item 7.B of Form 20-F.

Underwriting

Discounts and Expenses, page 115

13.	Please revise this table to add columns reflecting discounts and expenses with and without the exercise of the over-allotment option.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised page 117 to add a column reflecting discounts and expenses with and without the exercise of the over-allotment option.

Note 2 - Summary of Significant Accounting Policies, page F-8

14.	Please disclose your accounting policy for cost of revenues.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we included the accounting policy for cost of revenues in page F-16.

Notes to the Consolidated Financial Statements

Note 1 - Organization and Principal Activities

Group Reorganization, page F-8

15.	Please tell us and clearly disclose whether common control existed between you, Accolade Consultants Limited, Accolade Corporate Services Limited and Accolade IP (SG) Pte. Ltd. as of July 1, 2022 and the basis for the common control (e.g., the entity/person holding the common control). If all 4 entities were not under common control as of July 1, 2022, explain to us and disclose as appropriate the basis for combining the financial statements of these entities.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff and revised in page F-8 that that common control existed between Acco Group Holdings Limited, Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd. as of July 1, 2022.

Specifically, from July 1, 2022, through June 21, 2024, the ultimate beneficial ownership of these entities resided with Mr. Yuen Yuk Hau, who, along with his spouse and Mr. Cheung Po Lui, exerted significant influence over their financial and operational policies. Accolade Consultants Limited and Accolade Corporate Services Limited were ultimately controlled by Mr. Yuen Yuk Hau, his spouse, and Mr. Cheung Po Lui through Starry Charm Limited, while Accolade IP (SG) Pte. Ltd. was controlled by the same parties through Starry Insight Holdings Limited. Throughout this period, the entities were also managed and overseen by the same board of directors and management, led by Mr. Yuen Yuk Hau and Mr. Cheung Po Lui.

Given this continuous common control of all entities before and after the group reorganization, the transactions are considered as common control transactions. Accordingly, the consolidated financial statements have been retrospectively combined and prepared on the basis as if the current group structure had been in existence throughout the earliest period presented. This treatment aligns with the guidance under ASC 805-50, which allows for such combinations under common control to be accounted for as a recapitalization, reflecting historical costs.

16.	Please tell and disclose the source of the cash considerations for the acquisitions of Accolade Consultants Limited, Accolade Corporate Services Limited and Accolade IP (SG) Pte. Ltd. mentioned here, the amount of the cash considerations and how you accounted for the cash payments.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the “Group Reorganization” section on page F-8 of the Form F-1 to clarify the treatment of the acquisitions of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd.

The revised disclosure specifies that while the cash considerations for these acquisitions were HKD 8,768,765.34, HKD 6,531,673.28, and SGD 121,954.42, respectively, no actual cash payments were made. As the payer and payee were ultimately controlled by the same parties, the considerations were recorded as amount due to beneficial owner in the balance of Starry Prospect at the time of the transactions. On June 21, 2024, Mr. Yuen Yuk, Hau entered into a letter of waiver, of which Mr. Hau waived the amount due to him from Starry Prospect of US$2,048,695, representing the premium between the consideration of acquisition and the share capital of ACSL, ACL, and ASG. This waived amount was subsequently transferred to the equity of Starry Prospect. At the consolidated level of the Group, the equity of Starry Prospect was fully eliminated through the corresponding investment in the subsidiary, Starry Prospect, held by the Company during the consolidation process.

The transactions were accounted for as a recapitalization in accordance with ASC 805-50, with the financial statements reflecting the historical cost of the subsidiaries. No goodwill or gain/loss was recognized, as there was no substantive change in ownership or control.

Revenue Recognition, page F-12

17.	Please clarify whether the transaction price is outlined in the accounting services contract for each performance obligation or disclose how you allocate the transaction price to each performance obligation.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the “Revenue Recognition” section on page F-16 of the Form F-1to clarify how the transaction price is allocated to performance obligations for each segment.

18.

Your disclosures of Suppliers Concentration on page F-23 and Related Party Transactions on page F-26 appear to indicate that some of your revenue generating services are provided by third parties. In those instances when another party is involved in providing services to a customer, please disclose how you determined that you are the principal, rather than an agent, for providing promised services. Refer to ASC 606-10-55-36 through 55-40.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have included in page 66 and page F-12 for discussion on principal vs. agent considerations under ASC 606.

19.

Please disaggregate revenues according to the timing of transfer of services (e.g., revenue from services transferred to customers at a point in time vs. services transferred to customers over time). Refer to ASC 606-10-55-91.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have included the disaggregation of revenue by timing of transfer of services in page F-15.

Note 8 - Accrued Liabilities and Other Payables, page F-19

20.	Please provide a description of items included under “other payables.” Separately quantify these items to the extent they exceed 5% of total current liabilities. Refer to Item 5-02(20) of Regulation S-X.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised Note 8 on page F-21 of the Form F-1 to provide additional clarity regarding the composition of “Other Payables.”

The revised disclosure specifies that these amounts primarily consist of funds collected from clients for the purpose of settling fees payable to third-party service providers. These amounts are held temporarily by Acco Group Holdings Limited and its subsidiaries (the “Group”) and fully remitted to the respective service providers upon completion of the agreed services. As the Group acts solely as an intermediary in these transactions, these amounts are not recognized as revenue.

To provide additional transparency, we have renamed “Other Payables” as “Funds Held for Settlement” in the consolidated financial statements. Furthermore, we have disclosed that no individual item exceeds 5% of total current liabilities as of the reporting date.

Part II - Information Not Required in the Prospectus

Item 8. Exhibits and Financial Statement Schedule, page II-2

21.	We note that the prospectus includes industry data based on a report from Marksman Services Group Limited that was commissioned by you. Please file the consent of such third party pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have included the consent of Marksman Services Group Limited as Exhibit 23.6.

22.	Please revise your exhibit index to reference and file the opinion of your PRC counsel.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have included the Opinion of China Commercial Law Firm, Company’s PRC legal counsel as Exhibit 99.9, which to be filed via amendment before public filing.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Cheung Po, LUI
Name:	Cheung Po, LUI
Title:	Chief Executive Officer